EXHIBIT 99

O2MICRO REPORTS RECORD FIRST QUARTER SALES AND EARNINGS

Santa Clara, CA and George Town, Grand Cayman, May 1, 2002.

O2Micro International Limited (Nasdaq: OIIM), a leading supplier of innovative power management and security ICs to mobile computer and communications manufacturers, reported its financial results today for the first quarter ended March 31, 2002.

Net sales for the first quarter were $16.1 million, a record high quarter for O2Micro. First quarter revenue of $16.1 million was an increase of 5% over the preceding quarter, and 83% over the comparable quarter of the prior year. Earnings per share for the first quarter, fully diluted, were 8 cents per share, compared to 7 cents per share in the preceding quarter, and 2 cents in the comparable quarter of the prior year.

Net income for the first quarter of $3,029,000 was a record high quarter for O2Micro, an increase of 12% over the preceding quarter, and 369% greater than the net income for the comparable quarter of the prior year. First quarter R&D expenditures were $4,572,000, an increase of 3% over the preceding quarter, and 59% over the comparable quarter of the prior year.

“First quarter revenue of $16.1 million and net income of $3,029,000 were each record highs for O2Micro,” said Sterling Du, Chairman and CEO of O2Micro. “We are very pleased with the net income and 5% revenue growth in Q1 because it is traditionally the weaker quarter of the year in our customers’ markets. Moreover, this 5% sequential revenue growth comes on top of sequential growth of 30% in Q4’01; 21% in Q3’01; and 11% in Q2’01.”

Conference Call: O2Micro will hold its first quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST. You may participate by dialing (800) 360-9865 or (973) 694-6836 (for International participants). A replay of the call will be available by phone until May 8th by dialing (800) 428-6051 or (973) 709-2089 (for International participants), passcode #238600. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. Products include AudioDJ®, SmartCardBus® for secure on line e-commerce, LCD Backlight Inverters and Battery Management IC’s.

O2Micro International maintains an extensive portfolio of intellectual property with 581 patent claims granted, and over 2100 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company’s initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Contact Information:

Gil Goodrich
Director of Investor Relations, O2Micro
Phone:    408.987.5920 x8013
Email:    gil.goodrich@o2micro.com

O2MICRO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31
	2002	2001
	(Unaudited)
NET SALES	$16,103	$8,790
COST OF SALES	5,745	3,273

GROSS PROFIT	10,358	5,517

OPERATING EXPENSES
Research and development	4,572	2,867
Selling, general and administrative	2,664	2,437
Stock-based compensation	20	53

Total Operating Expenses	7,256	5,357

INCOME FROM OPERATIONS	3,102	160

NON-OPERATING INCOME (EXPENSES)
Interest income on bank deposits	318	520
Interest income on short-term investments	336	—
Impairment loss on investment in shares of stocks	(100)	—
Interest expenses	(1)	(3)
Other—net	(139)	(3)

Total Nonoperating Income—Net	414	514

INCOME BEFORE INCOME TAX	3,516	674
INCOME TAX EXPENSES	487	28

NET INCOME	3,029	646
OTHER COMPREHENSIVE LOSS
Translation adjustments on subsidiaries	(18)	(10)
Unrealized loss on available-for-sale securities	(177)	—

Total Other Comprehensive Loss	(195)	(10)

COMPREHENSIVE INCOME	$2,834	$636

EARNINGS PER SHARE:
Basic	$0.08	$0.02

Diluted	$0.08	$0.02

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	38,289	32,906

Diluted (in thousands)	40,354	34,372

O2MICRO INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31, 2002	December 31, 2001
	(Unaudited)
A S S E T S
CURRENT ASSETS
Cash	$50,062	$108,936
Restricted cash	1,587	1,159
Short-term investments	69,852	10,014
Accounts receivable—net	4,672	3,700
Inventories	6,109	5,361
Prepaid expenses and other current assets	1,926	1,808

Total Current Assets	134,208	130,978

INVESTMENT IN SHARES OF STOCKS	400	500

FIXED ASSETS—NET	3,778	3,213

OTHER ASSETS
Receivables from 360° Web Ltd.	1,750	750

Deferred income tax—noncurrent	219	219

Other assets	1,112	759

TOTAL ASSETS	$141,467	$136,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$3,808	$3,570
Income tax payable	1,679	1,220
Current portion of obligations under capital lease	8	9
Accrued expenses and other current liabilities	3,872	3,189

Total Current Liabilities	9,367	7,988

OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	5	7

Total Liabilities	9,372	7,995

SHAREHOLDERS’ EQUITY
Ordinary shares at $0.001 par value per share Authorized—95,000,000 shares. Issued—38,336,917 and 32,788,238 shares as of March 31, 2002 and December 31, 2001, respectively	38	38
Additional paid-in capital	131,014	130,197
Warrants	51	51
Deferred compensation	(24)	(44)
Accumulated other comprehensive income	(892)	(697)
Accumulated earning (deficit)	1,908	(1,121)

Total Shareholders’ Equity	132,095	128,424

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,467	$136,419

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